# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: electroCore, Inc., CIK 0001560258
CUSIP: 28531P103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 200 FORGE WAY, SUITE 205, ROCKAWAY, New Jersey (NJ), 07866
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002003243

## Reporting persons
- Theofilos Charles Steve: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 938,523; shared dispositive power 938,523; aggregate amount beneficially owned 938,523 (9.9% of the class)
  Comment: The shares reported in rows 6, 8 and 9 above include (i) 313,851 shares of Common Stock owned by Charles Theofilos, (ii) 6,056 shares of Common Stock owned by Charles Theofilos' spouse, Kathryn Theofilos, (iii) 61,439 shares of Common Stock held in a joint account between Charles Theofilos and Kathryn Theofilos, (iv) 28,219 shares of Common Stock held by The CST Family Trust, (v) 153,168 shares of Common Stock held by Happy Holstein, LLLP, of which Happy Holstein Management, LLC ("HH Management") is the general partner, of which Kathryn Theofilos, Dr. Theofilos' spouse, is the manager, (vi) 790 shares of Common Stock held by MCKT, LLC, a Florida limited liability company of which Kathryn Theofilos, Dr. Theofilos' spouse, is the manager, and (vii) 375,000 shares of Common Stock issuable upon exercise of presently exercisable warrants held by HH Management. Excludes 1,176,777 shares of Common Stock issuable upon exercise of warrants held by HH Management due to a 9.99% beneficial ownership limitation. See Item 4 for more information regarding the warrants and beneficial ownership limitations.
  
  The percentage in row 11 above is based on (i) 9,015,885 shares of Common Stock outstanding as of July 31, 2026, as described in the issuer's Form 10-Q filed with the SEC on August 6, 2026 and (ii) 375,000 shares of Common Stock issuable upon exercise of presently exercisable warrants held by HH Management.
- Kathryn Theofilos: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 938,523; sole dispositive power 0; shared dispositive power 938,523; aggregate amount beneficially owned 938,523 (9.9% of the class)
  Comment: The shares reported in rows 6, 8 and 9 above include (i) 6,056 shares of Common Stock owned by Kathryn Theofilos, (ii) 313,851 shares of Common Stock owned by Kathryn Theofilos' spouse, Charles Theofilos, (iii) 61,439 shares of Common Stock held in a joint account between Charles Theofilos and Kathryn Theofilos, (iv) 28,219 shares of Common Stock held by The CST Family Trust, (v) 153,168 shares of Common Stock held by Happy Holstein, LLLP, of which HH Management is the general partner, of which Kathryn Theofilos is the manager, (vi) 790 shares of Common Stock held by MCKT, LLC, a Florida limited liability company of which Kathryn Theofilos is the manager, and (vii) 375,000 shares of Common Stock issuable upon exercise of presently exercisable warrants held by HH Management. Excludes 1,176,777 shares of Common Stock issuable upon exercise of warrants held by HH Management due to a 9.99% beneficial ownership limitation. See Item 4 for more information regarding the warrants and beneficial ownership limitations.
  
  The percentage in row 11 above is based on (i) 9,015,885 shares of Common Stock outstanding as of July 31, 2026, as described in the issuer's Form 10-Q filed with the SEC on August 6, 2026 and (ii) 375,000 shares of Common Stock issuable upon exercise of presently exercisable warrants held by HH Management.
- Happy Holstein Management, LLC: citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 528,168; sole dispositive power 0; shared dispositive power 528,168; aggregate amount beneficially owned 528,168 (5.9% of the class)
  Comment: The shares reported in rows 6, 8 and 9 above include (i) 153,168 shares of Common Stock held by Happy Holstein, LLLP, of which HH Management is the general partner and (ii) 375,000 shares of Common Stock issuable upon exercise of presently exercisable warrants held by HH Management. Excludes 1,176,777 shares of Common Stock issuable upon exercise of warrants held by HH Management due to a 9.99% beneficial ownership limitation. See Item 4 for more information regarding the warrants and beneficial ownership limitations.
  
  The percentage in row 11 above is based on (i) 9,015,885 shares of Common Stock outstanding as of July 31, 2026, as described in the issuer's Form 10-Q filed with the SEC on August 6, 2026 and (ii) 375,000 shares of Common Stock issuable upon exercise of presently exercisable warrants held by HH Management.

## Item 1. Issuer
Name of issuer: electroCore, Inc.
Address of issuer's principal executive offices: 200 FORGE WAY, SUITE 205, ROCKAWAY, NEW JERSEY, 07866.

## Item 2. Person Filing
Name of person filing: The names of the reporting persons are (i) Charles Steve Theofilos, M.D., (ii) Kathryn Theofilos, Dr. Theofilos' spouse, and (iii) Happy Holstein Management, LLC ("HH Management"), a Florida limited liability company of which Kathryn Theofilos is the manager (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 300 Village Square Crossing, Suite 102, Palm Beach Gardens, FL 33410.
Citizenship: Each of Charles Theofilos and Kathryn Theofilos are citizens of the United States. HH Management is organized in Florida.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Row 9 of the cover pages for the Reporting Persons.

Beneficial Ownership Limitation: As of the date of this Schedule 13G Amendment No. 3, HH Management holds warrants exercisable for an aggregate of 1,551,777 shares of Common Stock (the "Warrants"). The Warrants consist of: (i) 113,314 pre-funded warrants purchased by HH Management in July 2023; 283,285 common warrants purchased by HH Management in July 2023; (iii) 770,119 pre-funded warrants purchased by HH Management in June 2024; and (iv) 385,059 common warrants purchased by HH Management in June 2024. As noted in their terms, the Warrants may not be exercised if the holder, together with its affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates, would beneficially own more than 9.99% of the issuer's outstanding shares of Common Stock (the "Beneficial Ownership Limitation"). The foregoing description of the Warrants is qualified by the full text of such form of warrants which are attached as exhibits to this Schedule 13G Amendment No. 3.

The beneficial ownership of the amounts for the Reporting Persons include 375,000 shares of Common Stock issuable upon exercise of Warrants held by HH Management. The amounts exclude 1,176,777 shares of Common Stock underlying Warrants held by HH Management that are not currently exercisable due to the Beneficial Ownership Limitation.
Percent of class: See Row 11 of the cover pages for the Reporting Persons.
Sole power to vote or to direct the vote: See Row 5 of the cover pages for the Reporting Persons.
Shared power to vote or to direct the vote: See Row 6 of the cover pages for the Reporting Persons.
Sole power to dispose or to direct the disposition: See Row 7 of the cover pages for the Reporting Persons.
Shared power to dispose or to direct the disposition: See Row 8 of the cover pages for the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Theofilos Charles Steve: /s/ Charles Theofilos, Charles Theofilos (08/13/2026)
- Kathryn Theofilos: /s/ Kathryn Theofilos, Kathryn Theofilos (08/13/2026)
- Happy Holstein Management, LLC: /s/ Kathryn Theofilos, Kathryn Theofilos, Manager (08/13/2026)